MAXCLEAN HOLDINGS LTD.

88 Yu Feng Road
Shuo Fang Town, New District
Wuxi City, Jiangsu Province
P.R. China

                                July 16, 2012

Via E-mail

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA
Attn: Pamela Long, Assistant Director

Re:	Maxclean Holdings Ltd. Registration Statement on Form F-1 Filed May 24, 2012 CIK No. 0001550880

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated June 20, 2012, addressed to Wong Siu Hong, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form F-1 filed on May 24, 2012 (the “F-1”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.
If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Response
Well noted.

2.
Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division’s Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

Response
Well noted.

3.	When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., Confidential Draft # 1). Do not attach submissions marked to show changes from earlier submissions.

Submit each item of correspondence you sent to us in connection you're your confidential draft submissions, including your responses to our comments, as a separate “CORRESP” submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Response
Well noted.

4.	We may have additional comments after you file all exhibits, including the legality and tax opinions.

Response
Well noted. We understand that the Staff may have additional comments after we file all exhibits.

5.
We note your disclosure that you are an emerging growth company under the JOBS Act. Please revise your prospectus elsewhere to describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002. In this regard, please also revise your disclosure in the last risk factor on page 15 accordingly to address your status as an emerging growth company.

Response:
We have revised this risk factor in the amended F-1. Please see page 16 and 17 in the red-line version.

6.
We note your statement in bold print that the information in the prospectus may be accurate as of the date of the document and that your business and financial condition may have changed since that date. Please confirm your understanding that you have a responsibility to provide all material information to potential investors to which you offer shares. Note that information conveyed after the time of sale will not be taken into account for purposes of section 12(a)(2) or section 17(a)(2) of the Securities Act. See Securities Act Rule 159.

Response
We, the Company, acknowledge that:

●	We have a responsibility to provide all material information to potential investors to which we offer shares;
●	Any information we conveyed after the time of sale will not be taken into account for purposes of section 12(a)(2) or section 17(a)(2) of the Securities Act; and
●	We are responsible for the adequacy and accuracy of the disclosures in the filings.

7.
Please revise your summary to state that you have suffered recurring losses from operations, experienced negative cash flows, and incurred an accumulated deficit. As you note on page 48, please also disclose here that your auditor has indicated that these conditions indicate the existence of an uncertainty which may cast doubt on your ability to continue as a going concern.

Response
We have added the disclosure in the amended F-1. Please see page 5 in the red-line version.

8.	Please include a discussion of your competitive weaknesses that is equally prominent as the disclosure of your competitive strengths.

Response
We have added the disclosure in the amended F-1. Please see page 4 and 5 in the red-line version.

9.
We note your statement that you supply your products to customers in the Chinese domestic and overseas markets. Please revise your statement to specifically identify the overseas markets. In this regard, we note your disclosure in footnote 1 of the chart on page 42 that your overseas sales mainly include sales in Japan, South Korea, Taiwan and Singapore.

Response
We have divided our sales market into “PRC domestic market” or “domestic market” and “overseas market”. The “overseas market” is further divided into “Hong Kong market” and “other overseas market” which includes Japan, South Korea, United States, Canada, Taiwan, Singapore and Malaysia.

We have revised the disclosure in the amended F-1. Please see page 4, 5, 45, 48, 61, 69 and 70 in the red-line version.

10.
The second paragraph states that Maxclean Global engages in the business of trading your clean-room products in the international markets. If this entity engages in the distribution of your products, please clearly state so or otherwise revise your disclosure to clearly explain the business activities in which this entity is engaged.

Response
We have revised the disclosure in the amended F-1. Please see page 5 in the red-line version.

11.
Please tell us whether you have contractual arrangements with your PRC entities to allow you to exercise effective control over your PRC entities, and if so, discuss the material terms of each agreement, how each functions to give you control, the enforceability of each agreement, and file the agreements as exhibits to your registration statement.

Response
We do not have contractual arrangement with our PRC entities regarding our control over them. We exercise our control of our PRC entities through our shareholding structure.

12.
Your glossary contains a number of terms whose meanings are generally well understood or which would be better explained in the context in which they are used. We suggest that you remove this glossary and describe the meaning of any terms that are not well understood in context. If you use a glossary, please limit it to terms whose meanings are not apparent from or better described in context.

Response
We have removed the “Definition and Glossary” section and have made changes throughout the amended F-1. Please see page 5, 9, 10, 11, 19, 23, 24, 25, 26, 28, 37, 39, 51, 52, 62, 64, 66, 76, 77, 79, 80, 93, 95, 98, 99 and 102 in the red-line version.

13.	We note your disclosure in the last paragraph on page 105. Please provide a risk factor discussing your ability as a foreign private issuer to enjoy certain exemptions from the Exchange Act.

Response
We have added the disclosure in the amended F-1. Please see page 21 and 22 in the red-line version.

14.
As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response
We have added the disclosure in the amended F-1. Please see page 22 in the red-line version.

15.
We note your disclosure of the potential risk that you cannot meet your debt obligations. Please tell us what consideration you have given to including a separate risk factor discussing insolvency risk as it relates to your company, as well as the insolvency procedures in the PRC, Hong Kong and the Cayman Islands.

Response
We believe that our current liquidity pressure will not result in material tangible insolvency risk based on the following consideration:

As of 31 December 2011, our short term financial obligations and capital commitments amounted to RMB58.6 million, including short term bank borrowings in the amount of RMB42.0 million (excluding expected interest in the amount of RMB2.3 million), trade payables in the amount of RMB7.5 million, RMB4.0 million due to directors, capital commitments in the amount of RMB2.0 million and others amounts.

We are able to meet these short term debt obligations using financial sources available to us, including our current cash balance, cash flow from our operations and additional and renewed bank borrowings.

During our financial record years in the prospectus, we have been able to renew our short term bank borrowings upon the maturity date. We renewed RMB10 million bank borrowings with one year maturity term upon its maturity on June 30, 2012. The remaining RMB32 million bank borrowings are due in November 2012 and we believe we are able to obtain one year renewal from the lending bank. These borrowings are secured by our buildings and land use rights with a market value of RMB77.0 million as at March 30, 2012. It is also a common banking practice in the PRC that commercial banks renew loans upon maturity based on the borrower’s good record in paying interest and sound financial condition. We believe, in the absence of any unforeseeable events, we are able to continue to renew our bank borrowings in the future.

Therefore, we believe that, in the absence of unforeseeable circumstances, we are able to meet our short term financial obligations and our working capital needs. The current liquidity pressure we are experiencing is not expected to result in a material tangible insolvency risk. Please see section “Management Discussion & Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for further details.

We have revised the risk factor in the amended F-1. Please see page 12 in the red-line version.

16.
We note your disclosure on page 69 in the subsection, “Restriction on Foreign Businesses.” Please include a risk factor or revise an existing risk factor in this section to include a discussion of the uncertainty of the impact that an amendment to the catalogue would have on your business.

Response
The Foreign Investment Industrial Guidance Catalogue, as amended in 2011, classifies three categories where foreign investment is encouraged, restricted or prohibited. In general, foreign investment is 1) subject to no entry barrier in encouraged industries, 2) subject to certain limitations in entering into restricted industries, and 3) prohibited from entering into prohibited industries. Our PRC legal counsel has advised us that, our business manufacturing and sales of clean-room consumables products is not a sensitive business area for foreign investment and the chance of it being classified as a restricted or prohibited industry in future amendments of the catalogue is low.

We respectfully submit that it is not necessary to include a separate risk factor or revise an existing risk factor in the prospectus given the risk is low.

We have revised the disclosure on restriction on foreign business in the “Regulations” section in the amended F-1. Please see page 75 in the red-line version.

17.
Please provide us with copies of any reports you relied upon in making the market data claims throughout your prospectus, marked with page references tracking your disclosures in the filing. For example, we note your inclusion of industry figures on pages 55-56 and projected growth estimates in the last paragraph on page 57. In this regard, we also note references on page 6 of your prospectus regarding an independent industry expert. Please also provide appropriate citation to any sources you utilized in making your market data claims. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this fact. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Response
We have decided not to include the market data in our prospectus. We respectfully submit that it is not necessary to include third party’s consent in our filing.

We have deleted the market data in the amended F-1. Please see page 59, 60 and 61 in the red-line version.

18.
Please revise your disclosure to provide a statement of your capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the document in accordance with the provisions of Item 3.B. of Form 20-F.

Response
We have added the disclosure in the amended F-1. Please see page 31 and 32 in the red-line version.

19.
Please amend your filing to disclose, if true, that you do not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. Refer to paragraph 14(b) of IAS 18 for guidance.

Response
We have revised the disclosure in the amended F-1. Please see page 41 in the red-line version.

20.
You disclose on page 19 that governmental control of currency conversion may limit your ability to utilize your revenues effectively and affect the value of your investment. We also note your disclosure on page 22 that restrictions under PRC law on your PRC subsidiary’s ability to make dividend payments and other distributions could materially and adversely affect your ability to make certain transactions. In your liquidity and capital resources section, please amend your filing to discuss the above and other material restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Response
We have added the disclosure in the amended F-1. Please see page 52 and page F-50, F-51 and F-52 in the red-line version.

21.
On page F-32 you disclose your aging for trade receivables. Please tell us the past due amounts that you subsequently collected as of March 31, 2012 so that we may assess the recoverability of your receivables.

Response
We have added the disclosure in the amended F-1. Please see page 50 in the red-line version.

22.
We note your cash obligations due within 1 year of RMB56.3 million exceed your cash balance of RMB22.9 million and trade receivable of RMB14.7 million. Please amend your filing to explain the source of funds to satisfy your debt obligations, fund proposed capital expenditures of RMB10.2 million for 2012 and operations.

Response
We have added and revised the disclosure in the amended F-1. Please see page 51 and 55 in the red-line version.

23.	Please revise your table to state the productive capacity of the Wuxi facility. See Item 4.D. of Form 20-F.

Response
We have added the disclosure in the amended F-1. Please see page 72 in the red-line version.

24.	Please revise your disclosure throughout this section to identify the regulatory bodies that administer the governmental regulations you discuss. See Item 4.B.8 of Form 20-F.

Response
We have revised the disclosure and identified the relevant regulatory bodies under the “Regulations” section in the amended F-1. Please see page 75, 76 and 77 in the red-line version.

25.
Please revise your disclosure throughout to make clear how you are affected by each set of regulations and include discussion of the extent that you are materially at risk for non-compliance. Your revised disclosure should make clear how your recent share swap agreement was governed by PRC regulations. The disclosure in any related risk factors should be revised accordingly. Please see Item 4.B.8 of Form 20-F.

Response
We have revised the “Regulations” section in the amended F-1. Please see page 75, 76, 77 and 78 in the red-line version.

We believe that we are not at material risk for non-compliance with any of the regulations discussed in the “Regulations” section in the prospectus.

26.	Please confirm to us that disclosure of compensation on an individual basis is not required in your home country. Please refer to Item 6.B.1 and General Instruction F of Form 20-F.

Response
We confirm that the disclosure of compensation on an individual basis is not required in our home country the Cayman Islands. There are no provisions contained in the Cayman Islands Companies Law which require such information to be publicly disclosed.

27.	Please disclose the details of your directors’ service contracts that provide for benefits upon termination of employment, or provide an appropriate negative statement. See Item 6.C.2 of Form 20-F.

Response
We have added the disclosure in the amended F-1. Please see page 80 in the red-line version.

28.	With respect to your major shareholders, please revise to provide information as to the number of record holders in the host country. See Item 7.A.2 and General Instruction F of Form 20-F.

Response
We have added the disclosure in the amended F-1. Please see page 81 in the red-line version.

29.
We note disclosure on the cover page of the prospectus which states that the selling shareholders purchased their shares in the private placements between August and October 2011. We also note that you sold over 256 million shares in private placements during this period, and are registering only 100,284,700 shares for resale. Please revise to explain that you are not registering the resale of all of the shares you sold in these placements. If you have any registration rights agreements with the selling shareholders for all or a part of their shares, please disclose this, as well as whether this registration statement is intended to satisfy your obligations thereunder. If you do have one or more agreements to register the shares, please also ensure that you describe their material terms in the prospectus, and file the agreements, or a form of similar agreements, as exhibits to the registration statement.

Response
We do not have any registration rights agreements with the selling shareholders for all or a part of their shares and this registration statement is not intended to satisfy our obligations under any arrangement. It was a business decision that we are registering only part of the shares we sold in the private placement between August and October 2011.

We have made the disclosure in the amended F-1. Please see page 81 in the red-line version.

30.	Please revise your disclosure to provide a reconciliation of the number of shares outstanding at the beginning and end of the year. See Item 10.A.1 of Form 20-F.

Response
We have revised the disclosure in the amended F-1. Please see page 90 in the red-line version.

31.	Please include discussion of the recourse available to investors in instances where the company fails to update its register of members.

Response
We have added the disclosure in the amended F-1. Please see page 92 in the red-line version.

32.	Please revise your disclosure to indicate whether the major shareholders have different voting rights. See Item 7.A.1(c) of Form 20-F.

Response
We have added the disclosure in the amended F-1. Please see page 92 in the red-line version.

33.	Please note that we may have additional comments on this section after reviewing the tax opinion.

Response
Well noted. We understand that the Staff may have additional comments on “Taxation” section after reviewing the tax opinion.

34.
We note your statement in the introductory paragraph that the summary relating to matters of PRC tax law represents the opinion of your PRC counsel. However, it is unclear which statements in this section are the opinions of counsel. For example, we note the use of “we believe” and “we do not believe” in your statements regarding your ability to meet certain conditions or treatments under PRC law. Please revise your disclosure in this section to specifically identify the statements constituting the opinion of counsel. Please refer to Section III.B-C of Staff Legal Bulletin 19, available on our website. Please also file the corresponding short-form tax opinion of Wang Jing & Co. as an exhibit to your registration statement.

Response
Well noted. We will enclose the tax opinion of our PRC legal counsel as an exhibit to our future amendments.

We have revised the disclosure in the amended F-1. Please see page 102 and 103 in the red-line version.

35.
You disclose that the transition to IFRS had no effect to your reported financial positions, financial performance and cash flows. Please tell us the GAAP you used to prepare your financial statements prior to adopting IFRS, so that we may assess the need for reconciliations required by paragraph 24 of IFRS 1.

Response
Prior to adopting IFRS, the Company’s PRC subsidiary adopted the Accounting Standards for Business Enterprises issued by the Ministry of Finance of the PRC (“PRC GAAP”), and our HK subsidiaries adopted Hong Kong Financial Reporting Standards (“HKFRSs”).

36.
You have indicated on the cover page of your registration statement that you intend to conduct the offering in accordance with Rule 415 under the Securities Act. Please revise this section to include the undertakings required by Item 512(a)(1) of Regulation S-K.

Response
We have added the undertaking under “Item 9 Undertakings” in the amended F-1. Please see the section “Item 9 Undertakings” in the red-line version.

37.
Please be advised that the registration statement must also be signed by your principal executive officer, principal financial officer, controller or principal accounting officer. Please ensure that your signature page contains the appropriate designations and accompanying signatures upon filing. Please refer to Instruction 1 to the Signatures section of Form F-1.

Response
Well noted. We will ensure our signature page contains the appropriate designations and accompanying signatures upon filing.

Please contact me at 86.158.5276.9058 if you have any questions regarding our response.

Sincerely,

Maxclean Holding Ltd.

By:/s/ Wong Siu Hong
Wong Siu Hong
Chief Executive Officer